Exhibit 99.1

PRF Technologies Reports Expanded Preclinical Results for PRF-110 in

Head-to-Head Comparison with Approved Benchmark

Additional data reported by an independent research firm show comparable analgesic efficacy to

ZYNRELEF alongside slower absorption and enhanced local tissue retention, reinforcing PRF-110’s potential as a long-acting, single-administration post-operative analgesic

Tel Aviv – June 25, 2026 — PRF Technologies Ltd. (Nasdaq: PRFX) (“PRF” or the “Company”), a clinical-stage specialty pharmaceutical company focused on reformulating established therapeutics for post-operative pain management, today announced expanded results from its previously reported preclinical study directly comparing its lead product candidate, PRF-110, to ZYNRELEF® (bupivacaine and meloxicam extended-release solution), an approved extended-release product used as a benchmark in the study. The expanded results characterize the pharmacokinetic (PK) and tissue-distribution properties of PRF-110 alongside the analgesic efficacy data previously announced.

PRF-110 is a proprietary, oil-based, viscous, clear extended-release formulation of ropivacaine designed to be deposited directly into the surgical wound bed prior to closure. The product candidate is being developed to provide prolonged local analgesia following surgery through a single administration at the surgical site, with the goal of reducing the use of opioids for post-surgical pain.

The study was conducted in a validated porcine post-operative pain model, using von Frey methodology, to assess both analgesic efficacy and PK properties of the two extended-release formulations.

Key Findings

•	Comparable analgesic efficacy: PRF-110 and ZYNRELEF demonstrated similar reductions in mechanical sensitivity, as measured by the von Frey test, indicating comparable pain-relief performance.

•	Favorable pharmacokinetic profile: PRF-110 exhibited a slower absorption rate relative to ZYNRELEF, suggesting a more gradual release of ropivacaine at the site of administration.

•	Enhanced tissue retention: PRF-110 showed increased retention in local tissue along with higher local tissue exposure (Cmax), supporting prolonged availability of the active compound at the target site.

•	Sustained exposure: Both formulations demonstrated sustained systemic and local drug levels, reinforcing their potential as long-acting analgesic solutions.

“These expanded findings reinforce our confidence in PRF-110 as a differentiated, long-acting solution for post-operative pain management,” said Efi Cohen-Arazi, Chief Executive Officer of PRF Technologies. “Its pharmacokinetic profile—characterized by slower absorption and enhanced local tissue retention—combined with analgesic efficacy comparable to an approved benchmark, potentially positions PRF-110 to address a significant unmet need in improving post-surgical recovery and patient comfort.”

“These results further strengthen the growing body of evidence supporting PRF-110,” Mr. Cohen-Arazi added. “We remain focused on advancing the program and unlocking its full clinical and commercial potential.”

PRF plans to continue advancing PRF-110 through additional studies to further validate its safety, efficacy and clinical utility across broader surgical settings.

ZYNRELEF is used in this release solely as a comparator product. ZYNRELEF is a registered trademark of Heron Therapeutics, Inc. PRF Technologies is not affiliated with Heron Therapeutics, Inc., and this announcement is not sponsored, endorsed or authorized by Heron Therapeutics, Inc.

About PRF-110

PRF-110 is a proprietary, oil-based, viscous, clear extended-release solution based on the local anesthetic ropivacaine and is being developed for the post-operative pain relief market. PRF-110 is designed to be deposited directly into the surgical wound bed prior to closure to provide localized and extended post-operative analgesia. The formulation is designed to remain in place at the surgical site, spread over and adhere to the wound surface, resist rapid clearance, and provide sustained local release of ropivacaine. PRF-110 is being developed to provide prolonged post-operative pain relief following a single administration, with the goal of reducing the need for repeated dosing and potentially reducing reliance on opioids after surgery.

About PRF Technologies

PRF Technologies (Nasdaq: PRFX) is a company focused on the reformulation of established therapeutics, and a developer of AI-driven energy optimization technologies through its DeepSolar platform. The Company’s pharmaceutical programs leverage a proprietary extended-release drug-delivery system intended to provide prolonged post-surgical pain relief while minimizing the need for repeated dosing and reducing reliance on opioids. Through DeepSolar, PRF also delivers advanced software solutions that enable both consumers and enterprises to monitor, forecast and optimize energy consumption — particularly in solar-integrated environments. This dual business model reflects PRF’s strategic commitment to applying precision technology across high-impact sectors including healthcare and sustainable energy. For more information, please visit www.prf-tech.com.

Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements about PRF’s expectations, beliefs and intentions, including with respect to statements related to the prospects for PRF-110 and its development plan. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words, or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and the Company undertakes no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of the Company’s control. Many factors could cause actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s ability to continue as a going concern; its history of significant losses; its need to raise additional capital and its ability to obtain additional capital on acceptable terms, or at all; its dependence on the success of its initial product candidate, PRF-110, OcuRing™-K, LayerBio Inc.’s lead product candidate, and the commercialization of the DeepSolar solution; the outcomes of preclinical studies, clinical trials and other research regarding PRF-110, OcuRing™-K and future product candidates; its limited experience managing clinical trials; its ability to retain key personnel and recruit additional employees; its reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; its ability to comply with regulatory requirements relating to the development and marketing of its product candidates; its ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of its business model and strategic plans for its business and product candidates; the scope of protection it is able to establish and maintain for intellectual property rights and its ability to operate its business without infringing the intellectual property rights of others; the overall global economic environment; its ability to develop an active trading market for its ordinary shares and whether the market price of its ordinary shares is volatile; its ability to maintain its listing on the Nasdaq Capital Market; and statements as to the impact of the political and security situation in Israel on its business. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” included in the Company’s most recent Annual Report on Form 20-F and in other filings that the Company has made and may make with the Securities and Exchange Commission in the future.

Contact:

Crescendo Communications, LLC

Tel: 212-671-1021

Email: prfx@crescendo-ir.com

Dr. Ehud Geller, Executive Chairman

PRF Technologies Ltd.

Tel: +972-54-4236711

Email: egeller@medicavp.com